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Exhibit 12.1

Worldspan, L.P.
Earnings to Fixed Charges Ratio Calculation

	Predecessor Basis		Successor Basis
	Year Ended 12/31/2002	Six Months Ended 6/30/2003	Six Months Ended 12/31/2003	Year Ended 12/31/2004	Six Months Ended 6/30/05
Fixed Charges:
Interest Expense	$5,481	$2,756	$20,891	$40,878	$28,468
Rental Expense (20% of Actual)	3,635	1,666	1,804	3,100	1,093

Total Fixed Charges	9,116	4,422	22,695	43,978	29,561
Earnings:
Income before provision for income taxes and equity in (loss) gain of investees	106,009	28,428	(14,668)	44,910	(13,128)
Fixed Charges	9,116	4,422	22,695	43,978	29,561

Total Earnings	115,125	32,850	8,027	88,888	16,433
Earnings to Fixed Charges(1)	12.6	7.4	0.4	2.0	0.6

(1)
For the six months ended December 31, 2003, there was a deficiency of $13,989.

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Worldspan, L.P. Earnings to Fixed Charges Ratio Calculation